SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       KANSAS CITY POWER AND LIGHT COMPANY

                                (Name of Issuer)

                           Common Stock, No Par Value

                         (Title of Class of Securities)

                                   485 1341 00
                                 (CUSIP Number)

                                                          Page 1 of 13 Pages

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 2 of 13 Pages

1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         UMB BANK, n.a. ("UMB")

2.       Check the Appropriate box if a member of a group          (a)  [   ]
                                                                   (b)  [ X ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States

         Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 109,677. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 3,191,339. UMB disclaims beneficial ownership of these shares which include 3,132,147 shares held as trustee of the Kansas City Power and Light Company CODA ESP 401(k) Plan (401(k) Plan).

7. Sole Dispositive Power: 109,677. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 3,191,339. UMB disclaims beneficial ownership of these shares, which include 3,132,147 shares held as trustee of the 401(k) Plan.

9. Aggregate Amount Beneficially Owned by UMB: 3,301,016. UMB disclaims beneficial ownership of these shares, which include 3,132,147 shares held by the trustees of the 401(k) Plan.

10.      Check Box if the Aggregate  Amount in Row (9) excludes  Certain Shares:
         [X] Such amount excludes 1,647,886 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  5.3%

12.      Type of Reporting Person:  BK

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 3 of 13 Pages

1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION ("UMBFC")

2.       Check the Appropriate box if a member of a group          (a)  [   ]
                                                                   (b)  [ X ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

         Number of Shares Beneficially owned by UMBFC With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8.       Shared Dispositive Power:  -0-

9.       Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.      Check Box if the Aggregate  Amount in Row (9) excludes  Certain shares:
         [X] Such amount excludes 4,948,902 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  0%

12.      Type of Reporting Person:  HC

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 4 of 13 Pages

1.       Name of Reporting Person

         S.S. or I.R.S. Identification No. of above person:

         Kansas City Power and Light Company CODA ESP 401(k) Plan (401(k) Plan)

2.       Check the Appropriate box if a member of a group          (a)  [   ]
                                                                   (b)  [ X ]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

         Number of Shares Beneficially owned by the 401(k) Plan With:

5.       Sole Voting Power:  -0-

6. Shared Voting Power: 3,132,147. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the 401(k) Plan.

7.       Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 3,132,147. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the 401(k) Plan.

9. Aggregate Amount Beneficially Owned by the 401(k) Plan: 3,132,147. Beneficial ownership is disclaimed as to all shares which are held on behalf of the 401(k) Plan and have been allocated to the accounts of participants.

10.      Check Box if the Aggregate Amount in Row (9) excludes Certain Shares:
         [   ]

11.      Percent of Class Represented by Amount in Row 9:  5.06%

12.      Type of Reporting Person:  EP

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CUSIP NO. 485 1341 00                                     Page 5 of 13 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

Item 1(a)     Name of Issuer:

         Kansas City Power and Light Company, a Missouri corporation.

Item 1(b)     Address of Issuer's Principal Executive Offices:

         1201 Walnut Street, Kansas City, Missouri 64106.

Item 2(a)     Names of Persons Filing:

              (i)     UMB Bank, n.a. ("UMB")

              (ii)    UMB Financial Corporation ("UMBFC")

              (iii) Kansas City Power and Light Company CODA ESP 401(k) Plan (401(k) Plan).

Item 2(b) Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at, and the address for the 401(k) Plan is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)     Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the 401(k) Plan is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, no par value (the "Common Stock").

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 6 of 13 Pages

Item 2(e)     CUSIP Number:  485 5281 03

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)    [  ]  Broker or Dealer under Section 15 of the Act.

         (b)    [X] Bank as defined in section 3(a)(6) of the Act (UMB).

         (c)    [  ] Insurance Company as defined in section 3(a)(19)of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F).

         (g)    [X]  Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G) (Note:  See Item 7).

         (h)    [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii) (H).

     The 401(k) Plan may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the 401(k) Plan, UMB may have certain dispositive and voting powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 7 of 13 Pages

Item 4.  Ownership:

KCPL CODA ESP 401(k) may be deemed to beneficially own certain shares of Issuer's Common Stock held by KCPL CODA ESP 401(k). UMB serves as trustee of KCPL CODA ESP 401(k).

With respect to shares of KCPL Common Stock purchased from employee salary deferrals or qualified rollovers: KCPL participants exercise voting and certain dispositive powers over KCPL shares allocated to their accounts in the KCPL CODA ESP 401(k) Plan.

Under the Plan, the participants have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer or other purchase offer. To the extent that participants do not give voting instructions to UMB, as trustee of the Plan, such shares of the Issuer's Common Stock are voted in accordance with guidelines established by the UMB Trust Policy Committee.

The shares of the Issuer's Common Stock held by the Plan that are allocated to the participants' accounts are disposed of in response to a tender offer, exchange offer, or other offer to purchase at the direction of the participants. If disposition instructions with respect to such an offer are not given by the participants to UMB, as trustee, it will dispose of all shares for which no instructions are received in response to a tender or other offer in accordance with guidelines established by the UMB Trust Policy Committee.

All shares of Issuer's Common Stock held by KCPL CODA ESP 401(k) are allocated to the accounts of the participants in the plan, and beneficial ownership is disclaimed as to those shares.

With respect to shares of KCPL Common Stock purchased from employer match contributions: All such shares are allocated to the accounts of participants. The KCPL CODA ESP 401(k) Administrative Committee retains the right to direct the voting of such shares and the tendering of such shares in response to a tender offer or other purchase offer. If the Administrative Committee elects not to exercise their rights with regard to these issues, UMB, as trustee, shall direct the voting of such shares and respond to a tender offer, exchange offer, or other offer to purchase in accordance with guidelines established by the UMB Trust Policy Committee.

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 8 of 13 Pages

Therefore, KCPL CODA ESP 401(k) may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

(a) Amount Beneficially Owned: 3,132,910.1901. Beneficial ownership is disclaimed as to all shares that are allocated to the accounts of
         participants from employee salary deferrals:   1,226,114.6941, and
         qualified rollovers: 1,463,797.6567. Beneficial Ownership of employer match contributions: 442,997.8393, under the KCPL CODA ESP 401(k)are also disclaimed.

(b)      Percent of Class:  5.06%

(c)      Number of shares as to which KCPL CODA ESP 401(k) has:

(1)      sole power to vote or to direct the vote:  -0-

(2) shared power to vote or to direct the vote: 3,132,910.1901. Beneficial Ownership of these shares is disclaimed.

(3)      sole power to dispose or to direct the disposition of:  -0-

(4) shared power to dispose or to direct the disposition of: 3,132,910.1901 Beneficial ownership of these shares is disclaimed

UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including the shares held by KCPL CODA ESP 401(k) and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have voting or dispositive power over the shares of Common Stock held by KCPL CODA ESP 401(k), even though UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in the Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 9 of 13 Pages

(a) Amount Beneficially Owned: 3,301,016. Beneficial ownership is disclaimed as to these shares, 3,132,147 of which are held on behalf of the KCPL CODA ESP 401(k). Such amount excludes 1,647,886 shares of Issuer's common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

(b)      Percent of Class:  5.3%.

(c)      Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:109,677 shares. UMB disclaims beneficial ownership of these shares.

         (ii) shared power to vote or to direct the vote: 3,191,339 shares. UMB disclaims beneficial ownership of these shares which includes 3,132,147 shares held by the trustees of the 401(k) Plan.

         (iii) sole power to dispose or to direct the disposition: 109,677 shares. UMB disclaims beneficial ownership of these shares.

         (iv) shared power to dispose or to direct the disposition: 3,191,339 shares. UMB disclaims beneficial ownership of these shares which includes 3,132,147 shares held by the trustees of the 401(k) Plan.

          UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5   Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 10 of 13 Pages


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8 Identification and Classification of Members of the Group.

         Not Applicable.

Item 9   Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         See below.

CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 11 of 13 Pages

                                                                       Signature

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UMB Bank, n.a.

Dated:  June 1, 2000                        By _________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  June 1, 2000                        By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            Kansas City Power and Light Company
                                            CODA ESP 401(k) Plan

                                            By:  UMB Bank, n.a., Trustee

Dated:  June 1, 2000                        By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

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CUSIP NO. 485 1341 00        SCHEDULE 13G                 Page 13 of 13 Pages


                                                                       EXHIBIT A

                                                        JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, no par value, of Casey's General Stores, Inc., an Iowa corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this first day of June, 2000.

                                            UMB Bank, n.a.

Dated:  June 1, 2000                        By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  June 1, 2000                        By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            Kansas City Power and Light Company
                                            CODA ESP 401(k) Plan

                                            By:  UMB Bank, n.a., Trustee

Dated:  June 1, 2000                        By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary